SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 12, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Brasil Telecom

Fourth Quarter 2006 Unaudited Results

Release on: January 30th, 2007 (Tuesday)

Time: After the closing of NYSE and Bovespa

Conference Call (in English)

The conference call will be hosted by, Ricardo Knoepfelmacher (Chief Executive Officer), Charles Putz (CFO and Investor Relations Officer), Ricardo Florence (Head of IR) and the IR Team, and will be conducted in English.

Date:	January 31st , 2007 (Wednesday)
Time:	09:00 a.m. New York time 12:00 p.m. Brasília time 02:00 p.m. London time
Connection number:	(+1 973) 935-8893
Access Code:	8315013

Please dial in 10 minutes prior to the start of the call.

The presentation and earnings release will be available in our website: www.brasiltelecom.com.br/ir.

This conference call will be simultaneously transmitted via webcast. The access link will also be found at our website.

The replay of the conference call will be available from January 31st, 2007 (Wednesday) to February 7th, 2007 (Wednesday) through the phone (+1 973) 341-3080 (access code: 8315013). After this date the replay of the conference call will be available on our website.

For further information please contact: ri@brasiltelecom.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer